March 31, 2008

Minefinders Corporation Ltd.

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Minefinders Corporation Ltd.

This letter is being filed as the consent of Robert L. Sandefur, P.E. to being named in the Annual Information Form of Minefinders Corporation Ltd. (the “Company”) dated March 25, 2008 and to the inclusion by reference to the report entitled “TECHNICAL REPORT DOLORES GOLD-SILVER PROJECT, Chihuahua State, Mexico” dated July 26, 2007 and prepared by me (the “Report”) and of extracts from or a summary of the Report in the written disclosure contained in any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Report and extracts from or a summary of the Report contained in the Annual Information Form and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Report, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Report.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 31, 2008, and any amendment thereto, and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F, filed March 31, 2008.

Sincerely,

Robert L. Sandefur, P.E., Chlumsky, Armbrust and Meyer LLC.

Location: Lakewood, Colorado
Date: March 31, 2008

200 Union Boulevard, Suite 430
Lakewood, Colorado 80228
Telephone: 303-716-1617
Fax: 303-716-3386